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vedderprice.com
October 6, 2021
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Columbia Funds Series Trust II (the “Registrant”)

File No. 333-258932

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 16, 2021, with respect to the Registrant’s Registration Statement on Form N-14 filed on August 18, 2021 (the “Registration Statement”) relating to the issuance of shares of beneficial interest in connection with the proposed combinations of each Target Fund and Acquiring Fund described therein (the “Reorganizations”).

As described in the transmittal letter accompanying the filing of the Registration Statement, the Reorganizations are part of a series of reorganizations of funds managed by BMO Asset Management Corp. or its affiliates into funds advised by Columbia Management Investment Advisers, LLC or its affiliates (the “Other BMO Fund Reorganizations”). The Other BMO Funds Reorganizations include those described in the separate registration statements on Form N-14 filed on August 18 or August 19, 2021 by Columbia Funds Series Trust and Columbia Funds Series Trust I (together, the “Other Columbia Registrants”), under file numbers 333-258917 (Columbia Funds Series Trust), 333-258930 (Columbia Funds Series Trust) and 333-258916 (Columbia Funds Series Trust I), as well as by the Registrant under file number 333-258929.

Each Target Fund and Acquiring Fund are referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the Staff’s comments and the Registrant’s responses.

1.

Comment: Please carry over all applicable comments provided on the Registration Statements of Columbia Fund Series Trust and the Registrant on Form N-14 filed on August 19, 2021 (File Nos. 333-258930 and 333-258929) (the “Asset Allocation Fund Reorganizations.”).

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. Mark Cowan

October 6, 2021

Response: As noted above, the Reorganizations are part of a series of reorganizations of the BMO Funds into the Columbia Funds and the registration statements of all transactions contain common disclosure. Registrant confirms that all applicable Staff comments set forth in the “Section A. Comments Applicable to All Registration Statements” of the response letter for the registration statements for the Asset Allocation Fund Reorganizations have been carried over.

2.

Comment: Please incorporate the Staff’s comments provided on the Registrant’s Post-Effective Amendment No. 222 to the Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, relating to the Acquiring Funds in the Reorganizations (File Nos. 333-131683, 811-21853) (the “Shell Funds 485APOS”), as applicable.

Response: Registrant has incorporated changes responsive to the Staff’s comments on the Shell Funds 485APOS to the extent applicable to the Registration Statement. Please refer to the response letter on file with respect to the Shell Funds 485APOS filed on October 4, 2021.

3.

Comment: Please revise or confirm the accuracy of the statement in the Q&A Section that Pyrford International Ltd. (“Pyrford”) will continue to manage Columbia Pyrford International Stock Fund following the Fund’s Reorganization. The Staff notes that the statement at issue appears to be inconsistent with other disclosure in the Registration Statement, including in response to the Question “Why are shareholders of BMO Pyrford International Stock Fund being asked to vote on the Subadvisory Agreement Proposal?” in the Q&A Section.

Response: Registrant confirms that Pyrford will continue to manage the Fund following the Reorganization as an affiliate of Ameriprise rather than BMO. Registrant has clarified the disclosure.

4.

Comment: The Staff notes that portfolio repositioning information as to each of BMO Dividend Income Fund and BMO Low Volatility Equity Fund contained in the Synopsis with respect to such Reorganizations is provided as a percentage of each such Target Fund’s investment portfolio, if a Reorganization had occurred as of April 30, 2021. Please disclose the portfolio repositioning transaction costs in dollars and basis points.

Response: Registrant has made the requested change.

Mr. Mark Cowan

October 6, 2021

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7661 or Nathaniel Segal at (312) 609-7747.

Very truly yours,

/s/Deborah Bielicke Eades
Deborah Bielicke Eades